Hedeker Strategic Appreciation Fund

Proxy Voting

We vote proxies on behalf of the Hedeker Strategic Appreciation Fund. We will determine how to vote proxies based on our reasonable judgment of the vote most likely to produce favorable financial results for the Fund. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the issuer’s board of directors and management, and maintain or increase the rights of shareholders. Generally, proxy votes will be cast against proposals having the opposite effect. However, we will consider both sides of each proxy issue.

We keep certain records required by applicable law in connection with our proxy voting activities. Investors in the Fund may obtain information on how we voted proxies and/or obtain a full copy of our proxy voting policies and procedures by making a written or oral request.